Undercurrent VR, Inc.
Balance Sheet
(Unaudited)

	November 30, 2017
ASSETS	
Cash	$ -
Total current assets	-
Camera Equipment	850
Accumulated depreciation	(76)
Net equipment	774
Total assets	$ 774
LIABILITIES AND SHAREHOLDERS' DEFICIT	
Accounts payable	$ 1,300
Common stock, par value $0.025; 100,000 shares authorized, 71,000 issued and outstanding	1,775
Retained deficit	(2,301)
Total shareholders' deficit	(526)
Total liabilities and shareholders' equity	$ 774
	-